UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Spirit Airlines, Inc.

(Name of Subject Company)

Sundown Acquisition Corp.

(Offeror)

a direct wholly-owned subsidiary of

JetBlue Airways Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Brandon Nelson

General Counsel and Corporate Secretary

27-01 Queens Plaza North

Long Island City

New York, NY 11101

(718) 286-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Daniel Litowitz

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (“JetBlue”), and (ii) JetBlue, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by JetBlue and the Purchaser. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 16, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on May 16, 2022, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on May 16, 2022, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 1.

The Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, are hereby amended as follows:

The information set forth in the answer to the question “Do you have the financial resources to pay for the Shares?” is hereby amended by replacing the fifth sentence therein with the following sentence:

In addition, we have entered into a commitment letter with Goldman Sachs Bank USA, Bank of America, N.A. and BofA Securities, Inc. (collectively, the “Initial Lenders”) for a senior secured bridge facility in an aggregate principal amount of up to $3,500.0 million (the “Bridge Facility”).

Items 5, 6 and 11.

The Offer to Purchase and Items 5, 6 and 11 of the Schedule TO, to the extent such Items 5, 6 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in Section 11 “Background of the Offer; Other Transactions with Spirit” is hereby amended and supplemented by adding the following paragraphs at the end of Section 11 “Background of the Offer; Other Transactions with Spirit”:

Later in the day on May 16, 2022, Spirit issued a press release stating that the Spirit Board would review and consider the Offer in accordance with applicable law and would advise its stockholders of the Spirit Board’s position regarding the Offer following such review by filing a solicitation/recommendation statement on Schedule 14D-9 with the SEC.

In addition, on May 16, 2022, JetBlue sent Spirit two demand letters, under Section 220 of the DGCL, demanding the right to inspect, among other items, a complete list of Spirit stockholders (as of May 6, 2022 and the most recent available date as of the time of each inspection by JetBlue), and certain other books and records of Spirit relating to the Spirit Board’s determination that the Offer was not, and was not reasonably likely to lead to, a Superior Proposal (as defined in the Frontier Merger Agreement) and the independence and disinterestedness of the members of the Spirit Board generally and with respect to such determination. On the same date, Spirit sent JetBlue a letter requesting that JetBlue and its representatives return or destroy all Evaluation Material (as defined in the Confidentiality Agreement described below) in the possession of JetBlue and its representatives.

On May 19, 2022, Spirit filed its solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer.

Item 7.

The Offer to Purchase and Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in Section 10 “Source and Amount of Funds” is hereby amended as follows:

1.	the second paragraph of the section is hereby amended and restated in its entirety to read as follows:

The total amount of funds required by the Purchaser to consummate the Offer and purchase all of the outstanding Shares in the Offer is approximately $3.38 billion, plus related fees and expenses. JetBlue will provide the Purchaser with sufficient funds to purchase all of the Shares validly tendered in the Offer. We expect to fund such amount with cash on hand and/or proceeds from future financings transactions, including term loans and/or offerings in the debt capital markets. In addition, the Initial Lenders executed and delivered to us on May 16, 2022, and we countersigned on May 23, 2022, a commitment letter (the “Commitment Letter”), pursuant to which the Initial Lenders have committed to provide, subject to the terms and conditions of the Commitment Letter, the Bridge Facility for the purpose of funding the Offer and purchase of Shares if the financing transactions are not completed.

2.	the fourth to last paragraph of the section is hereby amended and restated in its entirety to read as follows:

The obligation of the Initial Lenders to fund the Bridge Facility will terminate upon the earliest of: (i) the date which is fourteen months following the date of the Commitment Letter, which will be extended by two six-month additional periods if regulatory approvals described in this Offer to Purchase are not received (i.e., for an aggregate commitment period of twenty-six months from the date of the Commitment Letter); (ii) the date of any public announcement of the termination of this Offer or abandonment of the acquisition of Spirit; and (iii) the consummation of this Offer without the use of the Bridge Facility.

3.	the third to last paragraph of the section is hereby amended and restated in its entirety to read as follows:

The foregoing summary of the Bridge Facility is qualified in its entirety by reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(i) to the Schedule TO of which this Offer to Purchase forms a part.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(B)	Press Release of JetBlue Airways Corporation, dated May 19, 2022 (incorporated by reference to the Schedule 14A filed by JetBlue Airways Corporation with the U.S. Securities and Exchange Commission on May 19, 2022).

(b)(i)	Commitment Letter, dated May 16, 2022, by and among Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., and JetBlue Airways Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by JetBlue Airways Corporation with the U.S. Securities and Exchange Commission on May 23, 2022).

107	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2022
SUNDOWN ACQUISITION CORP.

	By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

JETBLUE AIRWAYS CORPORATION

	By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

(a)(5)(B)	Press Release of JetBlue Airways Corporation, dated May 19, 2022 (incorporated by reference to the Schedule 14A filed by JetBlue Airways Corporation with the U.S. Securities and Exchange Commission on May 19, 2022).

(b)(i)	Commitment Letter, dated May 16, 2022, by and among Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., and JetBlue Airways Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by JetBlue Airways Corporation with the U.S. Securities and Exchange Commission on May 23, 2022).

107	Filing Fee Table.